OneWater Marine Inc.
6275 Lanier Islands Parkway
Buford, Georgia 30518
(678) 541-6300

October 23, 2019
VIA EDGAR

Mara Ransom
Assistant Director
Office of Trade & Services
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-3561

Re:	Withdrawal of Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (File No. 333-232639) of OneWater Marine Inc. (the “Registrant”)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on October 21, 2019, in which we requested the acceleration of the effective time of the above-referenced Registration Statement for 4:00 p.m., Washington, D.C. time, on October 23, 2019, in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective time. Thank you for your assistance in this matter.

If you need additional information, please contact David P. Oelman of Vinson & Elkins L.L.P., the Registrant’s outside counsel, at 713.758.3708.

Very truly yours,

OneWater Marine Inc.

By:	/s/ Jack Ezzell
Name:	Jack Ezzell
Title:	Chief Financial Officer